FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 July 2011

HSBC FRANCE SETS OUT STRATEGIC PLAN

HSBC France today presented its latest strategic plan to its Works Council and reiterated its aim to develop as part of a global bank.

The strategic plan is in line with the HSBC Group's strategy. Under the plan, HSBC France will accelerate its growth while improving efficiency by:

·	focusing on wealth management for personal customers;
·	bolstering international connectivity for business customers;
·	further developing the Global Banking and Markets platform in Paris as a strategic hub for the HSBC Group; and
·	strengthening synergies between customer groups.

Through the implementation of the plan, HSBC France will aim to:

·	improve its cost efficiency ratio to around 62-64%, in line with best-in-class French banks and supporting the HSBC Group's target; and
·	achieve a return on equity in line with the HSBC Group's target of 12-15%.

Highlights

Retail Banking and Wealth Management
·
Improve the investment and advice offering in multi-management, discretionary management, advisory management, annuities solutions and brokerage platform. This will support and promote the long-term investment needs of customers, particularly with the growing focus on retirement planning.

·	Develop the expertise of wealth management staff, particularly within HSBC Premier, providing customers with products and services tailored to their individual circumstances.

·	Develop the bank's branch network, opening 25 new branches by 2015, as well as addressing the demand for multi-channel services and growing HSBC France's Premier customer base by a third.

Commercial Banking
·
Continue to strengthen the international capabilities of the 10 corporate business centres and the 50 commercial centres by increasing the number of relationship managers with an international focus. Payments and cash management and trade services teams will be strengthened, with dedicated teams for each customer segment, to focus on international flows.

·
Develop the direct banking model, offering dedicated relationship managers, longer branch opening hours and attractive banking packages for small business clients. HSBC France aims to acquire 8,000 new customers on a yearly basis within the plan timeframe.

Global Banking and Markets
·
Consolidate the Global Banking and Markets platform so it remains a strategic platform for Continental Europe and a centre of excellence in euro rates and equity derivatives, by increasing synergies with other countries and broadening the products offered to large corporate clients.

Private Banking
·
Accelerate growth in France through the opening of three new regional offices (bringing the network to six private banking regional offices), strengthening sales teams and increasing the synergies between the different customer groups, in particular Commercial Banking.

HSBC France will focus on further improvements in operational efficiency and effectiveness throughout the organisation. No compulsory redundancy programmes are planned.

Christophe de Backer, HSBC France CEO, commented: "This plan demonstrates the high level of ambition HSBC has for the French market. HSBC France's strength in strategic businesses provides the perfect foundation for future growth."

The implementation of the plan is subject to further consultation with employee representative bodies.

Media enquiries to Sophie Ricord on +33 1 40 70 33 05 or at sophie.ricord@hsbc.fr

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 5 July, 2011